

March 7, 2022

Li Guo
Chief Executive Officer
KB Global Holdings Limited
No 3 Building of No 1 Jiali Construction Plaza FL 13
No. 4th Central Road, Futian, Shenzhen
Guangdong Province, 518000, People's Republic of China

> **Re: KB Global Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 1, 2022**
> **File No. 333-261688**

Dear Ms. Guo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

Form S-1/A filed February 1, 2022

General

1. We note your statements throughout the prospectus summary section and elsewhere that "[e]xcept as disclosed in the Registration Statement and the Prospectus,...." Please revise to clearly disclose any exceptions or qualifications to which your disclosure refers to.

2. We note response to comment 2 that you have removed all references to an underwriting and the related agreements. However, noting that your disclosure continues to reference the over-allotment option (e.g., on page 32), please further revise to clarify your offering structure or advise. We may have further comments based upon your revisions.

3.   We note your cross-references to several sections that we are unable to locate, including, as examples, "Description of Share Capital - Differences in Corporate Law," as referenced on pages 4 and 25, and "Tax Matters Applicable to U.S. Holders of Our Shares," as referenced on page 27. We are also unable to locate the risk factor headed, "We may be subject to judicial, administrative or arbitration proceedings and may face significant liabilities and damage to our professional reputation as a result of litigation, regulatory proceedings or negative publicity," as referenced on page 40. Please check your cross-references and revise as applicable.

Cover Page

4.   We note your response to comment 4 and reissue it in part. Please revise your cover page to disclose that the VIE structure involves unique risks to investors and, if true, that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of the VIE structure. In addition, please move the organizational chart from the cover page to the prospectus summary section.

5.   Please remove the qualifiers, "to the best of our knowledge after due inquiry" from the cover page disclosure. You are responsible for the disclosure in your registration statement,

6.   We note your revised disclosure in response to comment 5, including your statements that "[t]here are specific risks related to having operations in China that the Company has been organized to avoid," and that "[a]ll of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China." Please further revise to clarify whether the legal and operational risks associated with being based in or having the majority of the company's operations in China could result in a material change in the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign

exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and include this disclosure in your prospectus summary section.

7.   We note your disclosure in response to comment 6 that "KB Global Holding Limited is a holding company and we operate our business through our PRC variable interest entity, Beijing Kezhao in China. We exercise effective control over the operations of Beijing Kezhao pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits." Please disclose clearly the entity (including the domicile) in which investors are purchasing an interest and clarify that investors will not have any equity ownership in Beijing Kezhao or any other entity that you have a contractual arrangement with.   Please also refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, we note your disclosure on page 1 that "[w]e are high-tech alternative firm and will grow our business organic...."

8.   We note your response to comment 7 and reissue it in part. Please revise the cover page to disclose your intentions to settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements, as applicable.

9.   We note your response to comment 10. However, we continue to note several references to the capitalized term "General Disclosure Package" on the cover page. Please revise or advise. Please also revise your disclosure throughout the filing to ensure that the capitalized terms are defined (e.g., Material Adverse Effect, Material PRC Companies, etc.).

Prospectus Summary, page 1

10.   We note your revised disclosure in response to comment 12. Please revise the prospectus summary section to describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements.

11.   We note your disclosure in response to comment 13 and partially reissue. As previously requested, please revise the prospectus summary section to clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

12.   We note your disclosure in response to comment 14 and partially reissue. Noting that your summary of risk factors beginning on page 7 appears to disclose the risks related to conducting your business operations in China, please clearly disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. Please revise the prospectus summary section to include cross

references to the specific risk factors where you describe the risks described in this comment in greater detail. As previously requested, please also acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our Business, page 1

13.   We note your response to comments 19 and 20. Your new disclosure indicates that your business is in research and development, production and sales of new hollow plastic building formwork with polypropylene as the main base material. It remains unclear what your business operations are in the asset management sector and why you identify yourself using 6282 as your Primary Standard Industrial Classification Code Number when your core business appears to be that of a manufacturing company. Please provide more details regarding all of your business activities in the Summary and Business sections.

14.   As a related matter, we note your cover page disclosure that "[t]o follow the new regulation, we have hired local teachers to deliver the lessons for [currently active] Chinese customers." Please revise to describe in greater detail the nature of such lessons and how they relate to your business.

The Offering, page 8

15.   We note your response to comment 15 and revised disclosure on page 8 that the "Company's VIE structure has been approved by the CSRC." Please advise whether you have disclosed each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this regard, we note your cover page disclosure that "each of the Material PRC Companies has obtained all material Governmental Authorizations necessary for its business operations as described in the Prospectus, and such Governmental Authorizations are in full force and effect" and that "provided that all required Governmental Authorizations have been duly obtained, the due application of the net proceeds to be received by the Company from the issue Ordinary Shares as disclosed in the Prospectus under the caption 'Use of Proceeds' does not and immediately after the Offering will not contravene any applicable PRC Laws...." Please revise the prospectus summary section to provide clarifying disclosure, including, without limitation, the meaning of the capitalized term "Governmental Authorizations." State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or

interpretations change and you are required to obtain such permissions or approvals in the future.

16.   We note your disclosure in response to comment 16 and partially reissue. Please further revise the prospectus summary section to disclose your intentions to distribute earnings and provide clearer disclosure regarding your intentions to settle amounts owed under the VIE agreements. Please also clarify the meaning of your statement in the penultimate paragraph on page 8 that "[t]he company's ability to settle payments to its parent company and U.S. investors through the ODI filing and registration No. 37."

Risk Factors, page 9

17.   We note your disclosure in the Offering section that your "auditor is subject to the determinations announced by the PCAOB on February 1, 2022." Please revise the Risk Factors section to provide more details regarding the determinations announced on February 1, 2022 and how they will, or possibly will, impact you.

The PRC government regulates the asset management industries..., page 12

18.   We note your disclosure in response to comment 22. Please further revise to acknowledge that the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises..., page 22

19.   We note your disclosure in response to comment 24. Please further revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering, and acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 33

20.   We acknowledge your response to our prior comment 31. As requested in our prior comment, please revise your Critical Accounting Policies section to include your policy for determining when, in accordance with ASC 810, an entity should be considered a VIE and when that entity should be consolidated. Also refer to Item 303(b) of Regulation S-K.

Exhibits

21.   We note that Section 5 of the subscription agreement filed as Exhibit 99.1 contains an indemnification clause, which requires an investor to indemnify and hold harmless the

company and various representatives and management. Please revise your prospectus to highlight the indemnification provision in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision.

22.   Please provide the filing fee table required by Item 601(b)(107) of Regulation S-K and revise your registration statement cover page accordingly. Refer to SEC Release No. 33-10997 for additional guidance.

You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance